Exhibit 99.A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

HEARD CAPITAL LLC
(Through Long Only Fund and the SMAs)

Sale of Common Stock	(2,249)	41.665	02/20/2025
Sale of Common Stock	(4,000)	41.4789	02/14/2025
Sale of Common Stock	(3,000)	40.8356	02/14/2025
Sale of Common Stock	(900)	41.0422	02/14/2025